UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Hertz Global Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer))
Series A Preferred Stock
(Title of Class of Securities)
42806J502
(CUSIP Number of Class of Securities)
M. David Galainena
Executive Vice President, General Counsel and Secretary
Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928
(239) 301-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Gregory Pryor
Colin Diamond
Andrew J. Ericksen
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,875,000,000.00	$173,812.50

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase a total of 1,500,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), issued by Hertz Global Holdings, Inc. and outstanding as of November 23, 2021 at a purchase price of $1,250.00 per Series A Preferred Share.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction valuation by .0000927.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable

Filing Party: Not applicable
Date Filed: Not applicable

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO-I (this “Schedule TO”) is filed by Hertz Global Holdings, Inc. (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each holder of its Series A Preferred Stock (the “Series A Preferred Shares”) to purchase all of its outstanding Series A Preferred Shares at a purchase price per share of $1,250.00 in cash, less any applicable withholding taxes, tendered by the holder pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we also are soliciting consents (the “Consent Solicitation”) from holders of the Series A Preferred Shares to amend (the “Proposed Amendment”) the certificate of designation of the Series A Preferred Shares (as amended to date, the “Certificate of Designation”) from and after the effective date of the Proposed Amendment to eliminate Section 8(b)(viii) of the Certificate of Designation Section 8(b)(viii) of the Certificate of Designation currently provides that, without the affirmative vote or consent of holders of a majority of the Series A Preferred Shares outstanding at such time, we cannot make certain Restricted Payments (as defined in the Certificate of Designation) and certain of our Unrestricted Subsidiaries (as defined in the Certificate of Designation) cannot make certain payments in respect of Junior Stock (as defined in the Certificate of Designation), including any purchase thereof or acquisition thereof for value. Pursuant to the terms of the Certificate of Designation, the consent of holders of a majority of the outstanding Series A Preferred Shares is required to approve the Proposed Amendment. Therefore, one of the conditions to the adoption of the Proposed Amendment is the receipt of the consent of holders of at least a majority of the outstanding Series A Preferred Shares.
The information in the Offer to Purchase and the Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1.
Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   Name and Address.   The name of the issuer is Hertz Global Holdings, Inc. Our principal executive offices are located at 8501 Williams Road, Estero, Florida 33928. Our telephone number is (239) 301-7000.
(b)   Securities.   The subject securities are our Series A Preferred Shares, par value $0.01 per share. As of November 23, 2021, there were 1,500,000 Series A Preferred Shares outstanding.
(c)   Trading Market and Price.   There is no established trading market for the Series A Preferred Shares. The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Price Range, Dividends and Related Stockholder Matters” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a)   Name and Address.   Hertz Global Holdings, Inc. is the filing person and the subject company. The information set forth above under Item 2(a) is incorporated herein by reference. Our Directors and Executive Officers as of November 23, 2021 are listed in the table below. The business address for each such person is c/o Hertz Global Holdings, Inc., 8501 Williams Road, Estero, Florida 33928 and the telephone number for each such person is (239) 301-7000.

Name	Position
Mark Fields	Interim Chief Executive Officer and Director
Paul E. Stone	President and Chief Operations Officer
Darren Arrington	Executive Vice President, Revenue Management and Fleet Acquisition
Angela Brav	President of International
Alexandra Brooks	Senior Vice President and Chief Accounting Officer
Kenny Cheung	Executive Vice President and Chief Financial Officer
M. David Galainena	Executive Vice President, General Counsel and Secretary
Tim Langley-Hawthorne	Executive Vice President and Chief Information Officer
Eric Leef	Executive Vice President and Chief Human Resources Officer
Joe McPherson	Executive Vice President, North America Operations
Laura Smith	Executive Vice President, Sales, Marketing and Customer Experience Officer
M. Gregory O’Hara	Chairperson
Thomas Wagner	Vice-Chairperson
Colin Farmer	Director
Jennifer Feikin	Director
Vincent Intrieri	Director
Christopher Lahoud	Preferred Stock Director
Andrew Shannahan	Director
Evelina Vougessis Machas	Director
The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — General Terms — Corporate Information,” “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others,” and “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Series A Preferred Shares” is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   Material Terms.   The information set forth in the sections of the Offer to Purchase entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b)   Purchases.   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 5.
Past Contracts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the sections of the Offer to Purchase entitled “Summary,” “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” and “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Series A Preferred Shares,” is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.   The information set forth in the section of the Offer to Purchase entitled “Summary” and “The Offer and Consent Solicitation — Background of the Offer and Consent Solicitation and Reasons for the Offer and Consent Solicitation” is incorporated herein by reference.
(b)   Use of Securities Acquired.   Series A Preferred Shares tendered to the Company in connection with the Offer will be retired. The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Background of the Offer and Consent Solicitation and Reasons for the Offer and Consent Solicitation” is incorporated herein by reference.

(c)   Plans.   Except as described in the sections of the Offer to Purchase entitled “Certain Considerations,” “The Offer and Consent Solicitation,” and “Summary,” each of which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of our subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in its corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Global Select Market; (7) any class of our equity securities becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7.
Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.   The information set forth in the section of the Offer to Purchase entitled “Summary” and “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.
(b)   Conditions.   Not applicable.
(d)   Borrowed Funds.   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Background of the Offer and Consent Solicitation and Reasons for the Offer and Consent Solicitation” is incorporated herein by reference.
Item 8.
Interest in Securities of the Subject Company.

(a)   Securities Ownership.   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Series A Preferred Shares” is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Fees and Expenses” and “The Offer and Consent Solicitation — Depositary” is incorporated herein by reference. None of the Company, its management or its Board of Directors is making any recommendation as to whether holders of Series A Preferred Shares should tender Series A Preferred Shares for cash in the Offer or consent to the Proposed Amendment that is the subject of the Consent Solicitation.
Item 10.   Financial Statements.
(a)   Financial Information.   Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b)   Pro Forma Financial Information.   Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.
Item 11.   Additional Information.
(a)   Agreements, Regulatory Requirements and Legal Proceedings.
(1)   The information set forth in the sections of the Offer to Purchase entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” and “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” are incorporated herein by reference.
(2)   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(3)   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(4)   The information set forth in the section of the Offer to Purchase entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(5)   None.
(c)   Other Material Information.   Not applicable.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of November 23, 2021.
(a)(1)(B)	Form of Letter of Transmittal and Consent
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on November 23, 2021 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated November 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 23, 2021)
(b)	Not applicable
(c)	Not applicable
(d)(1)	Second Amended and Restated Certificate of Incorporation of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(2)	Second Amended and Restated Bylaws of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(3)	Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock of Hertz Global Holdings, Inc.(incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of Hertz Global Holdings, Inc., filed with the SEC on July 7, 2021 (File No. 001-37665; 001-07541))

Exhibit No.	Description
(d)(4)	Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on November 4, 2021 (File No. 001-37665; 001-07541)).
(d)(5)	Tender Support Agreement, dated November 23, 2021.
(g)	Not applicable
(h)	Not applicable
Item 13.   Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HERTZ GLOBAL HOLDINGS, INC.
By:
/s/ M. David Galainena

M. David Galainena
Executive Vice President, General Counsel and Secretary
Dated: November 23, 2021